UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Neurologix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock Par Value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64125U109
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                                 (CUSIP Number)


ATEC Trust                                           with a copy to:
c/o Auckland Technology Enabling Corporation         Alan Wovsaniker, Esq.
Limited                                              Lowenstein Sandler PC
P.O. Box 10-359, 8th Floor, Lumley House             65 Livingston Avenue
93 The Terrace                                       Roseland, New Jersey  07068
Wellington, New Zealand                              (973) 597-2564
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 64125U109
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         1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

              ATEC Trust
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         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions):
         (a)  [ ]

         (b)  [ ]
--------------------------------------------------------------------------------
         3.   SEC Use Only

--------------------------------------------------------------------------------
         4.   Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                                  Not Applicable
--------------------------------------------------------------------------------
         6.   Citizenship or Place of Organization: New Zealand


         Number of                    7. Sole Voting Power:          90,580,219*
                                         ---------------------------------------
         Shares Beneficially          8. Shared Voting Power:                  *
                                         --------------------------------------
         Owned by

         Each Reporting               9. Sole Dispositive Power:     90,580,219*
                                         ---------------------------------------
         Person With                 10. Shared Dispositive Power:             *
                                         --------------------------------------
--------------------------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
              90,580,219*
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
--------------------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11): 16.1%*

--------------------------------------------------------------------------------
         14.  Type of Reporting Person (See Instructions): OO

--------------------------------------------------------------------------------

* Pursuant to the Agreement and Plan of Merger dated as of August 13, 2003, and amended by Amendment No. 1 to the Agreement and Plan of Merger dated as of November 14, 2003, ATEC Trust ("ATEC"), a trust organized under the laws of New Zealand received 90,580,219 shares of the common stock, par value $0.001 per share (the "Common Stock"), of Neurologix, Inc., a Delaware corporation (the "Issuer"). The shares owned by ATEC Trust are held in the name of Auckland Technology Enabling Corporation, Limited. Warwick J. Greenwood, as the trustee of ATEC Trust is deemed to beneficially own 90,580,219 shares, or 10.7%, of the shares of Common Stock deemed issued and outstanding of the Issuer as of February 10, 2004.

Cusip No. 64125U109
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

              Warwick J. Greenwood
--------------------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions):
         (a)  [ ]

         (b)  [ ]
--------------------------------------------------------------------------------
         3.   SEC Use Only

--------------------------------------------------------------------------------
         4.   Source of Funds (See Instructions):  OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization: New Zealand

--------------------------------------------------------------------------------
         Number of                   7. Sole Voting Power:           90,580,219*
                                        ----------------------------------------
         Shares Beneficially         8. Shared Voting Power:                   *
                                        ----------------------------------------
         Owned by

         Each Reporting              9. Sole Dispositive Power:      90,580,219*
                                        ----------------------------------------
         Person With                10. Shared Dispositive Power:              *
                                        ----------------------------------------
--------------------------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
              90,580,219*
--------------------------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions):   Not Applicable
--------------------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11): 16.1%*

--------------------------------------------------------------------------------
         14.  Type of Reporting Person (See Instructions): IN, HC

--------------------------------------------------------------------------------

* Pursuant to the Agreement and Plan of Merger dated as of August 13, 2003, and amended by Amendment No. 1 to the Agreement and Plan of Merger dated as of November 14, 2003, ATEC Trust ("ATEC"), a trust organized under the laws of New Zealand received 90,580,219 shares of the common stock, par value $0.001 per share (the "Common Stock"), of Neurologix, Inc., a Delaware corporation (the "Issuer"). The shares owned by ATEC Trust are held in the name of Auckland Technology Enabling Corporation, Limited. Warwick J. Greenwood, as the trustee of ATEC is deemed to beneficially own 90,580,219 shares, or 10.7%, of the shares of Common Stock deemed issued and outstanding of the Issuer as of February 10, 2004.

Item 1.           Security and Issuer.
                  -------------------
                  The class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.001 (the "Common Stock") of Neurologix, Inc. (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024.

Item 2.           Identity and Background.
                  -----------------------
                  Warwick J. Greenwood and ATEC Trust, a trust organized under the laws of New Zealand ("ATEC") have their business address at Auckland Technology Enabling Corporation Limited, P.O. Box 10-359, 8th Floor, Lumley House, 93 The Terrace, Wellington, New Zealand. ATEC's principal executive office is also located at Auckland Technology Enabling Corporation Limited, P.O. Box 10-359, 8th Floor, Lumley House, 93 The Terrace, Wellington, New Zealand. Warwick Greenwood is the trustee of ATEC and a certified accountant, and is a citizen of New Zealand. ATEC is a trust and is organized under the laws of New Zealand.

                  Warwick Greenwood and ATEC have never been convicted in any criminal proceeding, nor have they been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they were or are now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------
                  No funds were used by ATEC to purchase the 90,580,219 shares of the Issuer's Common Stock.

Item 4.           Purpose of Transaction.
                  ----------------------

                  ATEC acquired the 90,580,219 shares of the Issuer's Commons Stock pursuant to the Agreement and Plan of Merger dated as of August 13, 2003, and amended by Amendment No. 1 to Agreement and Plan of Merger dated as of November 14, 2003 (as amended, the "Merger Agreement") attached hereto as
Exhibit 2, and the Voting Agreement, dated as of August 13, 2003, and attached hereto as Exhibit 3 by and between CTP/N Merger Corp., a Delaware corporation, and a wholly-owned subsidiary of the Issuer, and Neurologix Research, Inc. (formerly known as Neurologix, Inc.), a Delaware corporation. ATEC agreed to convert its shares of Neurologix Research, Inc. into shares of the Common Stock of the Issuer after the closing of the merger at an exchange ratio agreed upon in the Merger Agreement.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  As of February 10, 2004, the Issuer had 562,712,525 shares of Common Stock issued and outstanding. As of February 10, 2004, ATEC owned 90,580,219 of such shares, or 16.1% of the issued and outstanding shares of Common Stock. The shares owned by ATEC are held in the name of Auckland Technology Enabling Corporation, Limited. As the trustee of ATEC, Warwick

Greenwood is deemed to be the beneficial owner of 90,580,219 shares, or 16.1% of the outstanding shares of Common Stock of the Issuer and has the sole power to vote and dispose of such shares.

                  During the sixty days prior to February 10, 2004, the only transaction in the Common Stock was ATEC's conversion of its shares of Neurologix Research, Inc. common stock into shares of the Common Stock of the Issuer.

                  ATEC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                  --------------------------------------------------------------

                  No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between Warwick Greenwood, ATEC and any other individual or entity.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  Exhibit 1    Joint Filing Agreement.

                  Exhibit 2 Agreement and Plan of Merger dated as of August 13, 2003, and amended by Amendment No. 1 to Agreement and Plan of Merger dated as of November 14, 2003 (incorporated by reference from Exhibit 2.1 of the Form S-4 filed by the Issuer on November 14, 2003, File number 333-110504).

                  Exhibit 3 Voting Agreement dated as of August 13, 2003 (incorporated by reference from Exhibit 10.1 of the Form S-4 filed by the Issuer on November 14, 2003, File number 333-110504).

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 19, 2004

                                            ATEC Trust

                                             /s/ Warwick J. Greenwood
                                            ------------------------------------
                                            Warwick J. Greenwood, Trustee

                                             /s/ Warwick J. Greenwood
                                            ------------------------------------
                                            Warwick J. Greenwood

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT

         ATEC Trust and Warwick Greenwood hereby agree that the Schedule 13D to which this agreement is attached is filed on behalf of each of them.

                                            ATEC Trust

                                             /s/ Warwick J. Greenwood
                                            ------------------------------------
                                            Warwick J. Greenwood, Trustee

                                             /s/ Warwick J. Greenwood
                                            ------------------------------------
                                            Warwick J. Greenwood